Exhibit (a)(1)(C)

To:	[Calamos Employee]

From:	Gary J. Felsten

Date:	June 22, 2009

Re:	Calamos Asset Management, Inc. (“Calamos”) Offer to Exchange Certain Stock Options for New
Stock Options (“Program”) — Election Form/Agreement
Below is a list of your current outstanding eligible stock option grants that may be surrendered for exchange in the Program pursuant to the Offer to Exchange. Please read this election form carefully.
If you do not wish to exchange any of your eligible stock options, check the box immediately below. Sign and date your election not to participate and return this form to Missy Haas in the Human Resources Department at Calamos Asset Management, Inc. (“HR Department”)
☐ I Do Not Wish to Participate in the Stock Option Exchange Program.

Eligible Employee Signature	Date
If you wish to exchange eligible stock options, you are required to make an election for each stock option grant in the table below. Check either the “Exchange” or “Do Not Exchange” box and where applicable, indicate the number of options you wish to exchange in the last column for each applicable grant. Any election form submitted without an “Exchange” or “Do Not Exchange” marked for each eligible stock option grant election will be rejected. You must complete this form, date and sign where indicated below, and send this form to Missy Haas in the HR Department.
To be effective, this election form must be completed, signed and received by Missy Haas in the HR Department before the expiration deadline of 3:00 p.m., Central Daylight Time (“CDT”) on Thursday, July 23, 2009 (or such later date as may apply if the Program is extended).
You may modify your election(s) at any time before expiration of the Program. Your final election received before the expiration of the Program will supersede any previous election(s).

	Number of	Exercise			Number of
	Eligible	Price		Make ONE Election for	Eligible Stock
	Stock	at	Exchange	Each Eligible Stock	Options to be
Grant Date	Options	Award	Ratio	Option Grant	Exchanged
☐ Exchange ☐ Do Not Exchange
☐ Exchange ☐ Do Not Exchange
☐ Exchange ☐ Do Not Exchange
☐ Exchange ☐ Do Not Exchange
☐ Exchange ☐ Do Not Exchange
If you have administrative questions relating to the Program, please contact Missy Haas in the HR Department at (630) 245-1798. If you have any other questions, please send your written request to mhaas@calamos.com. We will review the questions and if appropriate, provide a response in an updated Q&A document. The updated Q&A will be filed with the SEC and posted at the SEC’s website at www.sec.gov and at the Company’s Investor Relations website at www.investors.calamos.com. You will be notified via e-mail of updated Q&A documents.

Agreement to Terms of Election
By electing to surrender my eligible stock options for exchange, I understand and agree to all of the following:
1.	I surrender to Calamos for exchange those eligible stock options specified in the table above (the stock option grants marked “Exchange”) and understand that, upon acceptance by Calamos, this election form will constitute a binding agreement between Calamos and me, unless Calamos receives a valid withdrawal election with respect to such eligible stock options before the Program expires.

2.	I understand that if I validly surrender eligible stock options for exchange, and such eligible stock options are accepted and cancelled, I will lose my rights to purchase any shares under such eligible stock options and I will receive a lesser amount of new stock options in exchange with a lower exercise price.

3.	I understand that any new stock options issued to me in the Program will have the same vesting and expiration date as the corresponding eligible stock options surrendered.

4.	I understand that the exercise price for the new stock options will be the greater of 120% of the closing price of Calamos Class A common stock on the date (i) the Program begins and (ii) the new stock options are granted, as reported on the NASDAQ Global Select Market. I also understand that the exchange ratio for a stock option grant must be greater than 1.0 to 1 in order for any exchange to occur under that grant. In the event (i) the exercise price of the new stock options would be higher than the exercise price of the eligible stock options surrendered, or (ii) the exchange ratio for a stock option grant is not greater than 1.0 to 1, Calamos will not exchange the options.

5.	I understand that the new stock options will be nonqualified stock options for U.S. federal income tax purposes and will be subject to the terms and conditions of the Calamos Asset Management, Inc. Incentive Compensation Plan (“Plan”).

6.	I acknowledge that Calamos has encouraged me to consult with my own tax, financial and legal advisors as to the consequences of participating or not participating in the Program.

7.	To remain eligible to surrender eligible stock options for exchange in the Program, I understand that I must be employed by Calamos or one of its subsidiaries on the date the Program commences and must remain employed by Calamos or one of its subsidiaries through the date that new stock options are granted. I understand that I must also remain eligible to participate in the Plan through the date the new stock options are granted.

8.	I understand that nothing in the Offer to Exchange document or related documents should be construed to confer upon me the right to remain an employee of Calamos or one of its subsidiaries. The terms of my employment with Calamos remain unchanged. I understand that Calamos cannot guarantee or provide me with any assurance that I will not be subject to involuntary termination or that I will otherwise remain employed until the new stock option grant date or thereafter.

9.	I understand that in accordance with Sections 6 and 14 of the Offer to Exchange document, Calamos may extend, terminate, and/or amend the Program. In any such event, I understand that any eligible stock options surrendered for exchange but not accepted by Calamos will remain in effect with their current terms and conditions.

10.	I understand that my election to participate in the Program is entirely voluntary, and I am aware that I may withdraw my decision to surrender my eligible stock options at any time until the Program expires. I understand that my election to surrender my eligible stock options will be irrevocable at 3:00 p.m., CDT, on Thursday, July 23, 2009, unless the Program is extended.

11.	I hereby sell, assign and transfer to Calamos all right, title and interest in and to all of the eligible stock options that I am surrendering for exchange as specified in the table above.

12.	I understand that I must mark either the “Exchange” or “Do Not Exchange” box for each eligible stock option grant in the table above and indicate the number of eligible stock options to be surrendered; otherwise, my election will be rejected.

13.	I hereby represent and warrant that I have full power and authority to elect to surrender the eligible stock options marked “Exchange” in the table above and that, when and to the extent such eligible stock options are accepted by Calamos, such eligible stock options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such eligible stock options will not be subject to any adverse claims. Without limiting the foregoing, I hereby represent and warrant that either I am not married and do not have a registered domestic partner, my spouse or registered domestic partner has no community or other marital property rights in the eligible stock options or new stock options, or my spouse or registered domestic partner has consented to and agreed to be bound by the election form. Upon request, I will execute and deliver any additional documents deemed by Calamos to be necessary or desirable to complete the exchange of the eligible stock options I am electing to exchange.

14.	I agree to all of the terms and conditions of the Program.

Eligible Employee Signature	Date

Eligible Employee’s Name (please print or type)	Eligible Employee’s Phone Number

INSTRUCTIONS AND AGREEMENTS
FORMING PART OF THE TERMS AND CONDITIONS OF THE PROGRAM
1. Submission of Election. If you intend to surrender any of your eligible stock options for exchange in the Program, you must notify Missy Haas of the HR Department of your election to exchange such eligible stock options before the Program expires, which is currently scheduled for 3:00 p.m., CDT, on Thursday, July 23, 2009 (or such later date as may apply if the Program is extended).
The method of delivery of any document is at your election and risk. Your eligible stock options will not be considered surrendered until Missy Haas of the HR Department receives your properly completed election form before the deadline noted above. Calamos recommends that you personally deliver your documents or use overnight mail.
You will be permitted to exchange your eligible stock options for new stock options on a grant-by-grant basis. Partial exchanges of a stock option grant will be permitted.
Calamos will not accept any alternative, conditional or contingent offers to exchange eligible stock options. All eligible employees electing to surrender eligible stock options for exchange waive all rights to receive any notice of the acceptance of their election to surrender eligible stock options, except as provided for in the Offer to Exchange.
2. Withdrawal of Election. If you elect to surrender eligible stock options for exchange and later change your mind, you may withdraw your surrendered eligible stock options by notifying Missy Haas of the HR Department of your election to withdraw such eligible stock options before the Program expires, which is currently scheduled for 3:00 p.m., CDT, on Thursday, July 23, 2009 (or such later date as may apply if the Program is extended). You may either (i) submit a new, completed and signed election form or (ii) submit a copy of your prior election form with your changes noted and each change initialed and dated at the address listed on the cover page of the Notice of Withdrawal Instructions. The HR Department must receive it before the expiration deadline of 3:00 p.m., CDT, on Thursday, July 23, 2009 (or such later date as may apply if the Program is extended). You must allow for delivery time based on the method of submission that you choose to ensure that Missy Haas of the HR Department receives your notice of withdrawal by the deadline.
Once you have withdrawn eligible stock options, you may again surrender such eligible stock options only by once again making an election to surrender such eligible stock options in accordance with the Offer to Exchange and Section 1 of these Instructions and Agreements prior to the expiration of the Program. If you elect to withdraw a previously surrendered eligible stock option grant, you can withdraw any portion of the options previously surrendered.
3. Signatures on This Election Form. With respect to election form submissions, except as described in the following sentences, the election form must be signed by the eligible employee who surrenders the eligible stock options exactly as the eligible employee’s name appears on the eligible stock options. If your name has been legally changed since your stock option was granted, please submit proof of the legal name change with your election form. If the signature is by an attorney-in-fact or another person acting in a fiduciary or representative capacity, the signer’s full title must be identified on the election form and proper evidence of the authority of such person to act in such capacity must be included with the election form. You should consider retaining copies of all election form(s), whether new or revised, for your own files.
4. Requests for Assistance or Additional Copies. If you have administrative questions relating to the Program, please contact Missy Haas in the HR Department at (630) 245-1798. If you have any other questions, please send your written requests to mhaas@calamos.com. We will review the questions and if appropriate, provide a response in an updated Q&A document. The updated Q&A will be filed with the SEC and posted at the SEC’s website at www.sec.gov and at the Company’s Investor Relations web site at http://investors.calamos.com You will be notified via e-mail of updated Q&A documents.
5. Irregularities. All questions as to form of documents and the validity, form, eligibility, time of receipt and acceptance of any surrendered eligible stock options will be determined by Calamos in its sole discretion. Neither Calamos nor any other person is obligated to give notice of any defects or irregularities in surrenders. No surrender of eligible stock options will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee surrendering eligible stock options unless waived by Calamos in its sole discretion.

Subject to any order or decision by a court or arbitrator of competent jurisdiction, Calamos’ determination of these matters will be final and binding on all parties. This is a one-time offer, and Calamos will strictly enforce the Program deadline, subject only to any extension of the expiration of the Program that is required by applicable law or that Calamos may decide upon in its sole discretion. Subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, which Calamos refers to as the Exchange Act, Calamos also reserves the right to waive any of the conditions of the Program or any defect or irregularity in any surrender with respect to any particular eligible stock options or any particular eligible employee.
6. Additional Documents to Read. Carefully read the Offer to Exchange and the other related documents referred to within the Offer to Exchange.
7. Important Tax Information. You are encouraged to consult your own tax, financial and legal advisors for additional information about your personal tax situation and refer to Section 13 of the Offer to Exchange which contains important U.S. federal income tax information.
8. Data Privacy. To administer the Program, Calamos must collect, use and transfer certain information regarding you and your eligible stock option grants, including, but not limited to, your name, home address and telephone number, date of birth, and social security number (“Data”). Further, Calamos may have to pass that information on to third parties who are assisting with the Program. By submitting this election form and surrendering your eligible stock options for exchange, you explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your Data by Calamos and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing your participation in the Program as described above.
You further understand that the Data will be transferred to any stock plan service providers or other third parties as may be selected by Calamos that are assisting Calamos with the implementation, administration and management of the Program. By submitting your election, you also acknowledge and agree that:
•	the Data will be held only as long as necessary to implement, administer and manage the Program;

•	you can request from Calamos a list of the names and addresses of any potential recipients of the Data; and

•	you can request that the Data be amended if it is incorrect.
9. Governing Law and Documents. The election form and notice of withdrawal are governed by, and subject to, U.S. federal and Illinois state law (without giving effect to principles of conflict of laws), as well as the terms and conditions set forth in the Offer to Exchange. For purposes of litigating any dispute that arises under the election form, the parties hereby submit to and consent to the exclusive jurisdiction of the State of Illinois and agree that such litigation shall be conducted in the courts of DuPage County, Illinois, or the federal courts for the State of Illinois, where the Program is made and/or to be performed.